March 18, 2022

VIA E-mail

Steven B. Boehm
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, D.C. 20001
stevenboehm@eversheds-sutherland.com

         Re:   Nuveen Churchill Private Capital Fund
               Registration Statement on Form N-2
               File No. 333-262771

Dear Mr. Boehm:

        On February 14, 2022, you filed a registration statement on Form N-2 on behalf of
Nuveen Churchill Private Capital Fund. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                            GENERAL

    1. We note that material portions of the filing are incomplete at this time (e.g., fees and expenses, financial and management information, graphics, exhibits, etc.). Please complete and update all information that is currently in brackets or missing in the registration statement, including exhibits, in a pre-effective amendment to the
         Registration Statement. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

                                      LEGAL COMMENTS

    2. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials for our review.
 Steven B. Boehm
Nuveen Churchill Private Capital Fund
Page 2

   3.    Please confirm to us that the Fund will seek FINRA   s review of the
underwriting terms
         and arrangements of the offering, and obtain a    no objections
letter prior to requesting
         acceleration of the registration statement.

    4. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the
       Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Prospectus
Pages i-ii

    5. Please revise, where applicable, to clarify what metric or metrics the Fund uses to
       determine that a private equity firm is a    leading    or    top-tier
 firm.

    6. We note that TIAA will contribute certain portfolio investments to the Fund (or a wholly
       owned subsidiary of the Fund) prior to the Fund   s election to be
regulated as a BDC
       under the 1940 Act. Please provide disclosure about these portfolio investments, as
       applicable, in accordance with Item 8.6.a. (   Portfolio Companies   )
of Form N-2 or tell
       us why such disclosure is not required.

    7. Please state here and elsewhere where you discuss the Fund   s exemptive
application that
       there is no assurance that this exemptive order will be granted. If you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the registration statement, please advise us of this.

    8. In the third bolded item on page ii regarding the Fund   s repurchase
program, please
       include a cross-reference to those sections of the prospectus that
discuss the Fund   s
       repurchase policies and the attendant risks.

    9. In the last bolded item on page ii regarding leverage, please include a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2.

    10. Please include a bolded bullet point item with the following
information:    An investor
        will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [_]% for sales load and offering expenses, you must experience a total return on your net investment of [_]% in order to recover these expenses.

Cautionary Note Regarding Forward-Looking Statements, page viii

    11. At the end of this section, please disclose that the safe harbors for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange
        Act do not apply to forward-looking statements made in connection with this offering.
 Steven B. Boehm
Nuveen Churchill Private Capital Fund
Page 3


Prospectus Summary
Q. What is your investment strategy? page 1

    12. It is our understanding that unitranche loans consist only of
first-out    and    last-out
        positions. Therefore, if the Fund is investing in    other than
last-out positions    in
        unitranche loans,    it follows that its unitranche investments will
only be first-out
        positions. If this is correct, please revise to affirmatively state that the Fund will only invest in first-out positions in unitranche loans.

    13. Please revise the second bullet item at the top of page 2 to specify
what    significant
        cash equity capitalizations are.

    14. In the last bullet item at the bottom of page 2,    defensible niche
strategy or other barriers
        to entry,    please clarify the metric or standard that the Fund uses
to determine that an
        investment is    liquid,    as some loans can take several weeks to
settle.

Q. Will you use leverage? page 3

    15. Please confirm to us that the Fund does not intend to issue preferred shares within one year of the effective date of the registration statement. Otherwise, please revise the prospectus, including the fee table, to reflect the issuance of any such preferred stock and include disclosure in the prospectus about the consequences to common shareholders of the issuance of preferred shares, e.g., subordination, diminished voting power, increased expense ratio, etc.

Q. What class shares are you offering? page 6

    16. Please revise the disclosure at the top of page 7 to state that Shareholders holding Class
        S and Class D shares also will be subject to annual ongoing servicing and/or distribution fees of 0.85% and 0.25%, respectively.

Q. What fees do you pay to the Adviser? page 12

    17. If the Adviser has the right to reimbursement for any management or incentive fees waived as described, please revise to make this clear.

Q. What are your policies related to any conflicts of interest? page 14

    18. The disclosure at the top of page 15 provides that    [s]ubject to the
limitations of the
        1940 Act, the Fund may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by
        other Firm funds.    Please explain to us what sorts of investments are
contemplated by
        this statement and how they can be made consistent with the limitations contained in the
        1940 Act.
 Steven B. Boehm
Nuveen Churchill Private Capital Fund
Page 4


Risk Factors, page 21

    19. Please consider whether your risk factors concerning general global and European economic conditions should be revised to specifically address ongoing developments with respect to the conflict in Ukraine and related sanctions imposed on Russia, e.g., the impact on the European banking sector or wider impacts on global finance.

Risks Related to Churchill and its Affiliates; Conflicts of Interests, page 45
There may be conflicts related to . . . the Fund   s relationship with
Churchill, Nuveen and TIAA,
page 45

    20. Please revise to explain the meaning of Churchill and Nuveen Asset Management simultaneously managing certain securities for the Fund and the same
investments on    a
         whole-loan, whole-security basis for TIAA pursuant to separate engagements.
         Supplementally, please tell us how administrative agent fees are covered by the order allowing co-investment.

Investment Objective and Strategies, page 70

    21. With respect to the second bulleted item at the top of page 71
referring to    a North
        American base of operations,    please reconcile this statement with
the Fund   s strategy to
        invest specifically in U.S. middle-market companies. In other words, please clarify how
        the Fund defines the term    U.S.    to ensure that its investments are
consistent with its
        U.S. focus.

Overview of Market Opportunity, page 73

    22. To the extent that the Fund is aware of available data that indicates the magnitude of the private equity capital specifically invested in U.S. middle-market companies, please consider adding this information to your discussion of market opportunity.

Competitive Advantage, page 76
Cycle tested track record, page 78
Junior Capital Investments and Equity Co-Investments, page 79

    23. In addition to the loss rate and portfolio yield given for the Senior Loan Investment
        Team, please consider similarly providing the PEJC Investment Team   s
cumulative loss
        rate for the junior loan strategy, and weighted average asset-level portfolio yield, net of losses, since inception.
 Steven B. Boehm
Nuveen Churchill Private Capital Fund
Page 5


    24. To the extent practicable, please discuss performance for the PEJC Investment Team
        that encompasses the same period (2006     2021) as the Senior Loan
Investment Team,
        or tell us why you are unable to do so.

Environmental, Social and Governance Polices, page 82

    25. Please briefly describe the ESG policy that Churchill will utilize in
managing the Fund   s
        portfolio.

Senior Loan Origination and Underwriting Platform, page 89

    26. In the second complete sentence at the top of page 90, where you discuss the Senior
        Loan Investment Committee   s success rate in closing investments and
the average
        investment size of 0.5%, please clarify what 0.5% is in reference to (i.e., 0.5% of what?).

Junior Capital Investments Origination and Underwriting Platform, page 91

    27. Please confirm whether the dollar amounts shown in the bar chart on page 91 are inclusive of equity and, if so, disclose the relative breakdown between debt and equity for each of the years provided.

Portfolio Management, page 93
Investment Committee, page 94

    28. We note that there are references throughout the filing variously to the Investment
        Committee and the Joint Investment Committee, which appear to be the same entity. If so, to minimize any confusion, please revise as necessary to be consistent throughout.

Advisory Agreement and Other Agreements, page 98
Incentive Fee, page 98

    29. Please tell us whether derivatives are included in the calculation of pre-incentive fee net investment income. If yes, please explain to us whether the Fund will consider its derivatives to be securities of eligible portfolio companies under section 55 of the 1940
        Act. Also, please disclose in this section how derivatives are valued for purposes of calculating the incentive fee.

Potential Conflicts of Interest, page 107
Allocation of Investment Opportunities, page 107

    30. Please file the Adviser   s investment allocation policy as an exhibit
to the registration
        statement.
 Steven B. Boehm
Nuveen Churchill Private Capital Fund
Page 6

Description of Our Common Shares, page 111

    31. If there are any substantive differences in the respective rights of holders of Class S,
        Class D and Class I shares not otherwise disclosed, please describe these.

Delaware Law and Certain Declaration of Trust Provisions, page 115 Derivative Actions, page 118

    32. Please disclose that the derivative action provisions do not apply to claims arising under the federal securities laws and revise these provisions as necessary in
the Fund   s
        organizational documents to state that the provisions do not apply to claims arising under the federal securities laws.

Exclusive Delaware Jurisdiction, page 118

    33. Please revise this provision in the Fund   s organizational documents
to state that the
        provision does not apply to claims arising under the federal securities laws. Please also disclose the corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

                                ACCOUNTING COMMENTS

    34. Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

Closing

         Please respond to this letter in writing via EDGAR correspondence submitted with a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. In an accompanying supplemental response letter, address each comment noted above and, where appropriate, specifically identify the location of new or revised disclosure in the amended filing. If the pre-effective amendment reflects no change in response to a comment, indicate this in your response letter and briefly provide the basis for your position. The staff may have further comments based on your answers and any new, revised, or missing pre-effective amendment disclosures or exhibits.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Steven B. Boehm
Nuveen Churchill Private Capital Fund
Page 7

         Should you have any questions regarding this letter, please contact me at (202) 551-3623.

                                                     Sincerely,

                                                     /s/ Daniel S. Greenspan

                                                     Daniel S. Greenspan
                                                     Staff Attorney

cc:      John Lee, Branch Chief
         Christian Sandoe, Assistant Director